FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

30 April 2010

GRUPO FINANCIERO HSBC, S.A. DE C.V.
FIRST QUARTER 2010 FINANCIAL RESULTS - HIGHLIGHTS

·
Total operating income for the quarter ended 31 March 2010 was MXN5,324 million, up by MXN568 million or 11.9 per cent compared with MXN4,756 million for the same period in 2009.
·
Net

income for the quarter ended 31 March 2010 was MXN855 million, up by MXN57 million or 7.1 per cent compared with MXN798 million for the same period in 2009.
·
Profit before tax for the quarter ended 31 March 2010 was MXN400 million, down by MXN281 million or 41.3 per cent compared with MXN681 million for the same period in 2009.
·
Loan impairment charges for the first quarter of 2010 were MXN2,613 million, down by MXN2,138 or 45 per cent compared with MXN4,751 million for the same period in 2009.
·
Net loans and advances to customers were MXN145.5 billion at 31 March 2010, down by MXN12.0 billion or 7.6 per cent compared with MXN157.5 billion at 31 March 2009. Total impaired loans as a percentage of gross loans and advances to customers improved to 4.2 per cent from 5.6 cent compared to 31 March 2009 and the coverage ratio was 149.2 per cent compared to 137.8 per cent at 31 March 2009.
·
Time and demand deposits were MXN220.9 billion at 31 March 2010, down by MXN12.8 billion or 5.5 per cent compared with MXN233.7 billion at 31 March 2009.
·
Return on equity was 7.2 per cent for quarter ended 31 March 2010, compared with 8.8 per cent for the same period in 2009.
·
At 31 March 2010, the bank's capital adequacy ratio was
17.3
per cent. The tier 1 capital ratio was
13.5
per cent.

HSBC Mexico S.A. (the Bank) is Grupo Financiero HSBC, S.A. de C.V.'s (Grupo Financiero HSBC) primary subsidiary company and is subject to supervision by the Mexican Banking and Securities Commission. The Bank is required to file financial information on a quarterly basis (in this case for the quarter ended 31 March 2010) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles).

Figures for the financial statements for 2009 have been reclassified for comparative purposes following changes in local accounting rules deployed in 2009.

Overview

The Mexican economy has shown strong signs of recovery during the first quarter of 2010 and GDP is forecast to grow by at least 3.6 per cent in 2010 compared to a contraction of 6.5 per cent in 2009.
The annual consumer price index rate
is forecast to increase to 5 per cent from 3.6 per cent in 2009. This is largely attributable, however, to an increase in taxes and public tariffs at the beginning of this year. As economic growth remains below economic capacity, the overnight interest rate, currently at 4.5 per cent, is forecast to remain stable until the fourth quarter of 2010. The Mexican peso has benefited from liquidity in international markets and positive interest rate differentials and consequently appreciated to 12.35 to the US dollar from 13.1 at the end of 2009.

During 2010, Grupo Financiero HSBC will focus on strengthening relationships with its customers while at the same time maintaining solid capitalization ratios, sound liquidity and disciplined expense control.

For the quarter ended 31 March 2010, Grupo Financiero HSBC's net income was MXN855 million, an increase of MXN57 million or 7.1 per cent compared to the same period in 2009. This increase is mainly driven by the decline in loan impairment charges and a lower taxation expense. This was partially offset by a decrease in trading income, net fee income, net interest income and an increase in administrative expenses.

Net interest income was MXN5,166 million, a decrease of MXN212 million or 3.9 per cent compared to the same period in 2009. This reduction was mainly driven by lower margins on customer deposits driven by decreased market interest rates, and lower consumer portfolio volumes, particularly credit cards.

Loan impairment charges at 31 March 2010 were MXN2,613 million, a decrease of MXN2,138 million or 45 per cent compared to the same period in 2009. This reduction is mainly due to lower portfolio volumes, particularly consumer loans, improved risk management and stronger collections operations. The decrease in loan impairment charges was achieved despite MXN233 million of additional reserve requirements resulting from local regulatory changes in the methodology for calculating provisions for consumer loans introduced in the third quarter of 2009.

Risk adjusted net interest income for the quarter ended 31 March 2010 was MXN2,553 million, up by MXN1,926 million or 307.2 per cent compared with MXN627 million in the same period in 2009.

Net fee income was MXN2,060 million, a decrease of MXN483 million or 19 per cent compared to the same period in 2009. This decrease is mainly due to a reduction in credit card fees driven by lower portfolio volumes, lower transactional volumes from payments and cash management and a reduction in account management fees.

Trading income was MXN460 million, a decrease of MXN946 million or 67.3 per cent compared to the same period in 2009. This decrease is mainly driven by lower foreign exchange and debt instrument trading, partially offset by an increase in derivative trading.
Administrative expenses were MXN5,566 million, an increase of MXN709 million or 14.6 per cent compared to the same period in 2009.  A large component of this increase is related to expenditure on infrastructure and technological projects and expenditure in relation to maintenance of the branch network.
The cost:efficiency ratio was 70.1 per cent for the quarter ended 31 March 2010, compared with 51.1 per cent for the same period in 2009.

Net other income was MXN642 million, a decrease of MXN140 million or 17.9 per cent compared to the same period in 2009. This decrease is mainly due to lower non recurring income from a special promotion of VISA products in 2009 offset by a decrease in operating losses.

The performance of our non-banking subsidiaries, particularly HSBC Seguros, contributed positively to Grupo Financiero HSBC's quarterly results, reporting a net profit of MXN 342.8 million at 31 March 2010, an increase of 81.8 per cent compared with the same period in 2009. The higher results were driven by growth in net premium income as a result of the launch of
new product
s
during the second and third quarter
s
of 2009, lower claims particularly in individual life products, and higher investment income drive
n by increases in interest rate positions.

Net loans and advances to customers decreased MXN12.0 billion, or 7.6 per cent to MXN145.5 billion at 31 March 2010 compared to 31 March 2009. This decrease was largely a result of the economic slowdown in 2009, reduced risk appetite and more prudent credit origination criteria.

Total impaired loans decreased 31.4 per cent to MXN6,599 million at 31 March 2010 compared to 31 March 2009. This decrease is mainly due to a 51.4 per cent reduction in non-performing consumer loans. Total impaired loans as a percentage of gross loans and advances to customers improved to 4.2 per cent from 5.6 per cent at 31 March 2009.

Total loan loss allowances at 31 March 2010 were MXN9,847 million, a decrease of MXN3,411 million or 25.7 per cent compared to 31 March 2009.

The total coverage ratio (allowance for loan losses divided by impaired loans) was 149.2 per cent at 31 March 2010, compared to 137.8 per cent at 31 March 2009.

Total deposits decreased by MXN12.8 billion or 5.4 per cent to MXN225.2 billion at 31 March 2010 compared to 31 March 2009. Demand deposits were MXN121.9 billion, largely unchanged from 31 March 2009. US dollar demand deposits were lower as a consequence of the elimination of dollar cash transactions in our branch network in the first quarter 2009, offset by higher MXN peso demand deposits. Total time deposits decreased by MXN12.9 billion or 11.5 per cent principally as a result of lower money market deposits as funding requirements decreased in line with lower asset balances.

At 31 March 2010, the bank's capital adequacy ratio was
17.3
per cent compared to 12.4 per cent at 31 March 2009. The tier 1 capital ratio was
13.5
per cent compared to 9.7 per cent at 31 March 2009. This increase is a result of the MXN8,954 million capital injection received in the fourth quarter of 2009.

Business Highlights

Personal Financial Services

During the first quarter of 2010, Personal Financial Services (PFS) continued the implementation of the new business model in the branch network, focussing on increasing productivity and improving customer service through the alignment of all service channels (ATMs, call centres, and internet banking).

As at 31 March 2010, the performing consumer loan portfolio decreased MXN 12.1 billion, or 30.2 per cent, to MXN28.0 billion compared to 31 March 2009. This trend is consistent within the banking industry where, to differing degrees, banks have reduced exposure and tightened credit origination criteria.

Improvements in the quality of the credit card portfolio were achieved through cautious underwriting criteria (targeting the internal customer base) and through the launch of targeted credit reactivation strategies. Monthly average purchases per active credit card increased by approximately 30 per cent, strengthening our purchasing volume market share.

During the month of March, the
"Uno con Uno"
mortgage product was launched, aimed at providing customers with a competitive product while at the same time strengthening long-term customer relationships.

During the first quarter of 2010, PFS continued to focus on improving the customer experience through redesigning sales and operations to facilitate product access through all distribution channels, maintaining time deposit market share and setting the foundations for demand deposits growth. As of March 2010 total average MXN peso deposits increased 2.1 per cent largely driven by a 5.4 per cent increase in time deposits as a result of the continuous promotion of our deposit products, offset a by a 1.6 per cent decrease in average MXN peso demand deposits.

Commercial Banking

During the first quarter of 2010, Commercial Banking focused on increasing customer deposits and strengthening customer relationships. As a result average MXN peso total deposits increased 7.9 per cent driven by growth in customer time deposits. Additionally, in accordance with the strategy, CMB strengthened its presence in the States and Municipalities segment increasing average loan balances year on year.

CMB continued implementing pricing initiatives to business banking offerings making them more competitive.
Specialised
Business Banking service teams located in the branch network completed training to improve service to Business Banking customers and strengthen our position in this important segment.

Global Banking and Markets

Global Markets had a positive start to the year. Balance Sheet Management achieved strong results through correct interest rate positioning and the sale of certain available for sale securities.

Grupo Financiero HSBC is currently ranked third in the Debt Capital Markets League Tables as at 31 March 2010. During the first quarter, the bank participated as both joint lead manager and bookrunner
in the majority of the main transactions, including the Pemex corporate bond issuance which was the largest issuance ever in the Mexican debt capital market.

Global Banking results were affected by lower loan portfolio volumes mainly due to loan prepayments, as well as lower spreads and fees. During the fourth quarter of 2009 and the first quarter of 2010, clients have increasingly accessed the bond markets as a means of obtaining lower cost funding. HSBC Global Markets has benefited from this trend and HSBC continues to hold a leading position in the bond market.

About HSBC

Grupo Financiero HSBC, S.A. de C.V. is one of the leading financial groups in Mexico with 1,191 branches, 6,358 ATMs, approximately 7.7 million customer accounts and more than 19,200 employees. For more information, consult our website at
www.hsbc.com.mx
.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. With around 8,000 offices in 88 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa and assets of US$2,364 billion at 31 December 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

For further information contact:

London
Patrick McGuinness	Alastair Brown
Group Media Relations	Investor Relations
Telephone: +44 (0)20 7991 0111	Telephone: +44 (0)20 7992 1938

Mexico City
Roy Caple	Yordana Aparicio
Public Affairs	Investor Relations
Telephone: +52 (55) 5721 6060	Telephone: +52 (55) 5721 5192

Consolidated Balance Sheet

	GROUP		BANK
Figures in MXN millions	31 Mar 2010	31 Mar 2009	31 Mar 2010	31 Mar 2009
Assets

Cash and deposits in banks	59,431	86,319	59,431	85,749

Margin accounts	3	7	3	7

Investment in securities	134,967	121,451	133,620	121,040
Trading securities	46,386	76,932	45,654	76,857
Available-for-sale securities	80,042	35,510	79,427	35,174
Held to maturity securities	8,539	9,009	8,539	9,009

Repurchase agreements	14	770	14	749

Derivative transactions	22,773	44,535	22,773	44,535

Performing loans
Commercial loans	70,775	77,041	70,775	77,041
Loans to financial intermediaries	7,412	8,690	7,412	8,690
Consumer loans	28,008	40,098	28,008	40,098
Mortgage loans	19,769	19,531	19,769	19,531
Loans to government entities	22,832	15,800	22,832	15,800
Total performing loans	148,796	161,160	148,796	161,160
Impaired loans
Commercial loans	1,648	2,319	1,648	2,319
Consumer loans	2,794	5,750	2,794	5,750
Mortgage loans	2,157	1,554	2,157	1,554
Total impaired loans	6,599	9,623	6,599	9,623
Gross loans and advances to customers	155,395	170,783	155,395	170,783
Allowance for loan losses	(9,847)	(13,258)	(9,847)	(13,258)
Net loans and advances to customers	145,548	157,525	145,548	157,525
Other accounts receivable	20,170	18,252	20,253	17,927
Foreclosed assets	211	117	211	117
Property, furniture and equipment, net	7,715	6,616	7,715	6,606
Long-term investments in equity securities	4,023	3,322	134	149
Deferred taxes	4,667	3,254	4,693	3,278
Goodwill	2,749	2,749	-	-
Other assets, deferred charges and intangibles	3,221	2,374	3,157	2,334
Total assets	405,492	447,291	397,552	440,016

Consolidated Balance Sheet
(continued)

	GROUP		BANK
Figures in MXN millions	31Mar 2010	31 Mar 2009	31Mar 2010	31 Mar 2009
Liabilities
Deposits	225,206	237,981	225,481	238,153
Demand deposits	121,882	121,758	122,157	121,930
Time deposits	99,057	111,951	99,057	111,951
Issued credit securities	4,267	4,272	4,267	4,272

Bank deposits and other liabilities	11,955	7,658	11,955	7,658
On demand	2,245	170	2,245	170
Short-term	8,060	5,731	8,060	5,731
Long-term	1,650	1,757	1,650	1,757

Repurchase agreements	42,295	76,581	42,295	76,560
Settlement accounts	5,518	-	5,518	-
Collateral sold	11,539	-	11,539	-
Derivative transactions	24,886	48,599	24,886	48,599

Other payable accounts	24,874	33,946	24,645	33,541
Income tax and employee profit sharing payable	1,201	1,004	1,124	955
Sundry creditors and other accounts Payable	23,673	32,942	23,521	32,586

Subordinated debentures outstanding	10,006	6,216	10,006	6,216

Deferred credits	830	487	830	487

Total liabilities	357,109	411,468	357,155	411,214

Equity
Paid in capital	32,678	21,466	25,605	15,883
Capital stock	9,434	8,210	5,087	4,272
Additional paid in capital	23,244	13,256	20,518	11,611

Other reserves	15,702	14,353	14,789	12,917
Capital reserves	1,648	1,648	14,313	14,314
Retained earnings	13,136	13,839	136
Result from the Mark-to-Market of available-for-sale securities	406	(1,932)	282	(1,940)
Result from cash flow hedging transactions	(343)	-	(343)	-
Net income	855	798	401	543
Minority interest	3	4	3	2
Total equity	48,383	35,823	40,397	28,802
Total liabilities and equity	405,492	447,291	397,552	440,016

Consolidated Balance Sheet
(continued)

	GROUP
Figures in MXN millions	31 Mar 2010	31 Mar 2009
Memorandum accounts

Guarantees granted	25	38
Contingent assets and liabilities	128	131
Irrevocable lines of credit granted	14,013	10,946
Goods in trust or mandate	271,462	190,490
Goods in custody or under administration	238,131	177,672
Collateral received by the institution	26,071	173,725
Collateral received and sold or delivered as guarantee	30,896	-
Third party investment banking operations, net	39,564	23,019
Amounts contracted in derivative operations	970,458	1,263,141
Integrated loan portfolio	150,178	181,767
Other control accounts	424,624	250,087
	2,165,550	2,271,016

Consolidated Balance Sheet
(continued)
	BANK
Figures in MXN millions	31 Mar 2010	31 Mar 2009
Memorandum accounts

Guarantees granted	25	38
Contingent assets and liabilities	128	131
Irrevocable lines of credit granted	14,013	10,946
Goods in trust or mandate	271,462	190,490
Goods in custody or under administration	233,020	749
Collateral received by the institution	26,071	173,725
Collateral received and sold or delivered as guarantee	26,071	-
Third party investment banking operations, net	39,564	23,019
Amounts contracted in derivative operations	970,458	1,263,141
Integrated loan portfolio	150,178	181,767
Other control accounts	382,472	389,527
	2,113,462	2,233,533

Consolidated Income Statement

	GROUP		BANK
Figures in MXN millions	31 Mar 2010	31 Mar 2009	31 Mar 2010	31 Mar 2009

Interest income	7,126	8,750	7,073	8,657
Interest expense	(1,960)	(3,372)	(1,915)	(3,288)
Net interest income	5,166	5,378	5,158	5,369

Loan impairment charges	(2,613)	(4,751)	(2,613)	(4,751)
Risk-adjusted net interest income	2,553	627	2,545	618

Fees and commissions receivable	2,336	2,789	2,104	2,604

Fees payable	(276)	(246)	(265)	(257)

Trading income	460	1,406	458	1,404

Other operating income	251	180	251	180

Total operating income	5,324	4,756	5,093	4,549

Administrative and personnel expenses	(5,566)	(4,857)	(5,523)	(4,754)

Net operating income	(242)	(101)	(430)	(205)

Other income	894	1,125	958	1,135
Other expenses	(252)	(343)	(248)	(341)
Net other income	642	782	710	794
Net income before taxes	400	681	280	589

Income tax and employee profit sharing tax	(524)	(1,180)	(470)	(1,137)
Deferred income tax	618	1,096	589	1,083
Net income before subsidiaries	494	597	399	535

Undistributed income from subsidiaries	361	201	2	9
Income from ongoing operations	855	798	401	544

Minority interest	-	-	-	(1)

Net income	855	798	401	543

Consolidated Statement of Changes in Shareholders' Equity

GROUP

	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Figures in MXN million
Balances at 1 January 2010	32,678	1,648	11,582	(76)	(400)	1,554	3	46,989

Movements inherent to the shareholders' decision
Capitalisation of retained earnings	-	-	1,554	-	-	(1,554)	-	-
Total	-	-	1,554	-	-	(1,554)	-	-

Movements for the recognition of the comprehensive income

Net income	-	-	-	-	-	855	-	855
Result from valuation of available- for-sale securities	-	-	-	482	-	-	-	482
Result from cash flow hedging transactions	-	-	-	-	57	-	-	57
Total	-	-	-	482	57	855	-	1,394
Balances at 31 March 2010	32,678	1,648	13,136	406	(343)	855	3	48,383

Consolidated Statement of Changes in Shareholders' Equity

BANK

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Balances at 1 January 2010	25,605	14,313	-	(160)	(400)	136	3	39,497

Movements inherent to the shareholders' decision
Transfer of result of prior years	-	-	136	-	-	(136)	-	-
Total	-	-	136	-	-	(136)	-	-

Movements for the recognition of the comprehensive income
Net income	-	-	-	-	-	401	-	401
Result from valuation of available- for-sale securities	-	-	-	442	-	-	-	442
Result from cash flow hedging transactions				-	57	-	-	57
Total	-	-	-	442	57	401	-	900
Balances at 31 March 2010	25,605	14,313	136	282	(343)	401	3	40,397

Consolidated Statement of Cash Flows

GROUP

Figures in MXN millions	31 Mar 2010

Net income	855
Adjustments for items not involving cash flow:	1,547
Gain or loss on appraisal of activities associated with investment & financing	(959)
Allowances for loan losses	2,621
Depreciation and amortisation	340
Income Tax and d eferred taxes	(94)
Undistributed income from subsidiaries	(361)

Changes in items related to operating activities:
Investment securities	(7,330)
Repurchase agreements	1,579
Derivative (assets)	2,189
Loan portfolio	1,344
Foreclosed assets	(46)
Operating assets	(12,460)
Deposits	(13,332)
Bank deposits and other liabilities	(12,901)
Creditors repo transactions	17,794
Collateral sold or delivered as guarantee	5,235
Derivative (liabilities)	(2,246)
Subordinated debentures outstanding	(215)
Other operating liabilities	10,149
Funds provided by operating activities	(10,240)

Investing activities:
Acquisition of property, furniture and equipment	(529)
Intangible assets acquisitions	(524)
Funds used in investing activities	(1,053)

Financing activities:
Increase/decrease in cash and equivalents	(8,891)
Cash and equivalents at beginning of period	68,322
Cash and equivalents at end of period	59,431

Consolidated Statement of Cash Flows

BANK

Figures in MXN millions	31 Mar 2010

Net income	401
Adjustments for items not involving cash flow :	1,882
Gain or loss on appraisal of activities associated with investment & financing	(958)
Allowances for loan losses	2,621
Depreciation and amortisation	340
Income Tax and d eferred taxes	(119)
Undistributed income from subsidiaries	(2)

Changes in items related to operating activities:
Investment securities	(7,313)
R epurchase agreements	1,579
Derivative (assets)	2,248
Loan portfolio	1,344
Foreclosed assets	(46)
Operating asset s	(12,630)
Deposits	(13,243)
Bank deposits and other liabilities	(12,901)
Creditors repo transactions	17,751
Collateral sold or delivered as guarantee	5,235
Derivative (liabilities)	(2,246)
Subordinated debentures outstanding	(215)
Other operating liabilities	10,342
Funds provided by operating activities	(10,095)

Investing activities:
Acquisition of p roperty, furniture and equipment	(529)
I ntangible assets acquisitions	(550)
Funds used in investing activities	(1,079)

Financing activities:
Increase/ decrease in cash and equivalents	(8,891)
Cash and equivalents at beginning of period	68,322
Cash and equivalents at end of period	59,431

Differences between Mexican GAAP and International Financial Reporting Standards (IFRS)

Grupo Financiero HSBC

HSBC Holdings plc, the parent of Grupo Financiero HSBC S.A. de C.V. reports its results under International Financial Reporting Standards (IFRSs). Set out below is a reconciliation of the results of Grupo Financiero HSBC S.A. de C.V. from Mexican GAAP to IFRS for the three months to 31 March 2010 and an explanation of the key reconciling items.

31Mar
Figures in MXN millions	2010

Grupo Financiero HSBC - Net Income Under Mexican GAAP	855

Differences arising from:

Valuation of pensions and post retirement healthcare benefits W	20
Acquisition costs relating to long-term investment contracts W	(10)
Deferral of fees received and paid on the origination of loans	21
Recognition and provisioning for loan impairments W	360
Purchase accounting adjustments W	(6)
Recognition of the present value in-force of long-term insurance contracts W	6
Other W	(249)
HSBC México net income under IFRS	997
US dollar equivalent (millions)	78
Add back tax expense	310
HSBC México profit before tax under IFRS	1,307
US dollar equivalent (millions)	102
Exchange rate used for conversion	12.8

W
Net of tax at 30 per cent.

Summary of key differences between Grupo Financiero's results as reported under Mexican GAAP and IFRS

IFRS adjustments are calculated in accordance with HSBC Group accounting policies.

Valuation of pensions and post retirement healthcare benefits
Mexican GAAP
Obligations are recognised in the Income Statement are based on actuarial computations of the present value of those obligations using the projected unit credit method and real interest rates.
Unrecognised past service costs are amortised on an estimated service life of the employees.

IFRS
Obligations are recognised in the Income Statement are based on actuarial computations of the present value of those obligations using the projected unit credit method.
Actuarial gains and losses are recognised in stockholders equity as they arise.
Unrecognised past service cost are recognised in the Income Statement as they arise.

Acquisition costs of long-term investment contracts
Mexican GAAP
All costs related to the acquisition of long-term investment contracts are expensed as they are incurred.
IFRS
Incremental costs relating to the acquisition of long-term investment contracts are deferred and amortised over the expected life of the contract.

Fees paid and received on origination of loans
Mexican GAAP
All fees received on loan origination are deferred and amortised over the life of the loan using straight line method. This policy was introduced from 1 January 2007; previous to this all fees were recognised up front.

IFRS
Fees and expenses received or paid on origination of a loan that are directly attributable to the origination of that loan are accounted for under the effective interest rate method over the expected life of the loan. This policy has been in effect since 1 January 2005.

Loan impairment charges
Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish authorised methodologies for determining the amount of provision for each type of loan.

IFRS
Impairment losses on collectively assessed loans are calculated as follows:

·
When appropriate empirical information is available, the Bank utilises roll rate methodology. This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of events occurring before the balance sheet date which the Bank is not able to identify on an individual loan basis, and that can be reliably estimated.
·
In other cases, loans are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss.

Impairment losses on individually assessed loans are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loan's current carrying value.

Purchase accounting adjustments
Purchase accounting adjustments arose from the valuation of assets and liabilities on acquiring Grupo Financiero Bital in November 2002 under IFRS. Under Mexican GAAP, a different valuation methodology is applied.

Recognition of present value of in-force long-term life insurance contracts
Mexican GAAP
The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS
A value is placed on insurance contracts that are classified as long-term insurance business and are in-force at the balance sheet date. The present value of in-force long-term insurance business is determined by discounting future earnings expected to emerge from business currently in force using appropriate assumptions in assessing factors such as recent experience and general economic conditions.
This information is provided by RNS
The company news service from the London Stock Exchange

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 30 April, 2010